Exhibit 99.1

SINGAPORE (July 30, 2025) Karooooo Limited (“Karooooo”) announces final details on the Interim Cash Dividend declared on July 22, 2025.

Interim Dividend – Finalization Notice

Further to the Company’s announcement on July 22, 2024, shareholders are reminded that the relevant dates relating to the payment of the interim cash dividend are as follows:

	NASDAQ	JSE

Last date to trade cum dividend	Thursday, August 14, 2025	Tuesday, August 12, 2025
Shares commence trading Ex-dividend	Friday, August 15, 2025	Wednesday, August 13, 2025
Record date	Friday, August 15, 2025	Friday, August 15, 2025
Dividend payment date	Friday, August 22, 2025	Monday, August 18, 2025

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, August 13, 2025 and Friday, August 15, 2025, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Wednesday, July 30, 2025 and Friday August 15, 2025, both days inclusive.

Additional information for South African resident shareholders of Karooooo Ltd.:

-	Shareholders registered on the South African section of the register are advised that the distribution of USD 1.25 per ordinary share will be converted to Rands using the USD/ZAR spot rate from Oanda Currency Converter (www.oanda.com), as determined on Wednesday, 30 July 2025 at 18h30 Singapore time, of ZAR cents 1790.7100 per 1 USD. This will equate to a gross dividend of ZAR cents 2238.3875 per share.

-	Karooooo Ltd. tax reference number is 201817157Z.

-	The issued ordinary share capital of Karooooo Ltd. is 30,893,300 ordinary shares.

-	The dividend will be distributed by the Company from distributable profit reserves and is regarded as a “foreign dividend” (as defined in the South African Income Tax Act No. 58 of 1962) for South African resident shareholders holding shares on the South African register.

-	Singapore does not impose withholding tax on dividends. For the purposes of South African dividends tax reporting, the source of income for the payment of the dividend is Singapore.

-	Dividends declared and paid by the Company to South African resident shareholders holding shares on the South African register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net dividend to South African resident shareholders who are not exempt from SA Tax, equates to ZAR cents 1790.7100 per share.

-	Dividends will be paid net of SA DWT, to be withheld and paid to the South African Revenue Service. Such tax must be withheld unless beneficial owners of the dividend have provided the necessary documented proof to the regulated intermediary (being a broker, CSD participant, nominee company or the Company’s transfer secretaries Computershare Investor Services (Pty) Ltd., Private Bag x9000, Saxonwold, 2132, South Africa) that they are exempt therefrom, or entitled to a reduced rate, as a result of any relevant double taxation agreement between South Africa and the country of tax domicile of such owner.

Shareholders are encouraged to consult their professional tax advisers should they be in any doubt as to the appropriate action to take.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction. Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,400,000 active subscribers in more than 20 countries.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com